EXHIBIT 10.24

EXECUTIVE EMPLOYMENT AGREEMENT
In this Executive Employment Agreement, dated as of February 20, 2023 (the “Agreement”), Centene Corporation (the “Company”), and Kenneth Fasola (the “Executive”), intending to be legally bound and for good and valuable consideration, agree as follows:
1.Term.
a.The Executive’s employment hereunder shall begin effective on the date above and shall continue until terminated by either party in accordance with Section 5 of this Agreement. The period during which the Executive is employed by the Company hereunder is hereby referred to as the “Employment Term.”
2.Position and Duties.
a.Position. During the Employment Term, the Executive shall serve as the President of the Company, reporting solely and directly to the Company’s Chief Executive Officer. In such position, the Executive shall have the duties, authority, and responsibilities consistent with industry norms for the President role, as shall be determined from time to time by the Chief Executive Officer, which duties, authority, and responsibilities shall include, without limitation, operating accountability for the revenue generating operations of the Company, subject to standard oversight of the Board and Chief Executive Officer.
b.Duties. During the Employment Term, the Executive shall devote substantially all of the Executive’s business time and attention to the performance of the Executive’s duties hereunder and shall not engage in any other business, profession, or occupation for compensation or otherwise which would conflict or interfere with the performance of such services either directly or indirectly without the prior written consent of the Board of Directors (“Board”). The Executive may serve on trade, civic or charitable boards and, subject to prior approval by the Board, the board of directors of one (1) other for-profit company, that does not compete as described in Section 11(d), of the Executive’s choice, and may manage personal investments and affairs to the extent such activities do not materially interfere with the performance of the Executive’s duties and responsibilities hereunder.
c.Travel. The Executive’s principal business location shall be in Texas. The Executive acknowledges and agrees that the Executive may be required to travel on Company business, as reasonably needed to meet the Company’s objectives, during the Employment Term.
3.Compensation.
a.Base Salary. Effective January 1, 2023, the Company shall pay the Executive an annual base salary of $1,100,000 in periodic installments in accordance with the Company’s customary payroll practices and applicable wage payment laws, but no less frequently than monthly. The Executive’s base salary shall be reviewed at least annually by the Compensation Committee of the Board (the “Compensation Committee”) and the Compensation Committee may, but shall not be required to, increase the base salary during the Employment Term. However, the Executive’s base salary may not be decreased during the Employment Term other than as part of an across-the-board salary reduction that applies in the same manner to all senior executives generally, subject to Section 13(h). The Executive’s annual base salary, as in effect from time to time, is hereinafter referred to as “Base Salary.” Any unpaid portion of Base Salary from January 1, 2023 through the date of execution of this Agreement shall be paid in a lump sum in accordance with the Company’s customary payroll practices on March 3, 2023.

b.Annual Bonus. During the Employment Term (effective beginning with the 2023 calendar year), the Executive shall be eligible to receive an annual bonus based on the achievement of performance goals established and evaluated by the Compensation Committee (the “Annual Bonus”). The Executive’s annual target bonus opportunity shall be equal to 125% of the Executive’s Base Salary (the “Target Bonus”). The Annual Bonus, if any, shall be paid within two and a half (2 1/2) months after the end of the year during which the Annual Bonus is earned.
c.Signing Bonus. Upon the execution of this Agreement the Executive shall be paid a one-time $1,000,000 cash award. In the event the Executive’s employment is terminated by the Company for Cause or by the Executive without Good Reason within 18 months following the date of this Agreement and prior to a Change in Control, the Executive shall repay to the Company the full amount of such cash award within thirty (30) days following such termination of employment.
d.Long-Term Incentive Compensation. In the first quarter of 2023, the Executive shall be entitled to receive an equity award under the Company’s 2012 Stock Incentive Plan (the “Stock Plan”) with an aggregate annual grant date target value equal to $6,025,000 (subject to any delay required by applicable securities law). Following 2023, the amount of the Executive’s annual long term incentive grants shall be determined in the discretion of the Compensation Committee (taking into account individual and Company performance and market compensation levels for similarly-situated senior executives). The allocation of long-term incentive compensation awards amongst types of awards, and any applicable performance measures, shall be determined by the Compensation Committee in its sole discretion, but shall be consistent with the percentages and performance targets assigned to awards granted in the same performance cycle to similarly situated senior executives of the Company. Under the equity program in effect as of the date of this Agreement, 35% of the long-term incentive compensation awards will be in the form of restricted stock units (“RSUs”) and 65% will be in the form of performance share units (“PSUs”). Under the current program, all RSUs are subject to three-year graded vesting, and all PSUs are subject to three-year cliff vesting (in each case, with settlement upon vesting). All RSUs and PSUs shall be subject to the terms of the Stock Plan and award agreements to be executed by the Executive and the Company. Except as set forth in the following sentence, the award agreements shall be in the same form applicable to similarly situated senior executives of the Company, and shall provide that units shall be settled as soon as practicable following the applicable vesting date. Upon the Executive’s termination of employment by the Company or by the Executive for any reason whether voluntary or involuntary (other than a termination of employment by the Company for Cause), all long-term incentive compensation awards granted after the date of this Agreement will continue to vest according to their terms (disregarding any ongoing service requirements), without pro-ration, and with PSUs eligible to be earned based upon the attainment of the applicable performance metrics.
e.Legacy Company Equity Awards. Notwithstanding anything to the contrary in that certain Agreement and Plan of Merger between the Company and Magellan Health Inc. (the “Transaction Agreement”), 50% of the remaining unvested Executive Company Equity Awards (as defined in the Transaction Agreement) that were converted into corresponding awards of the Company (collectively, the “Legacy Company Equity Awards”) will vest on the second anniversary of the Closing Date (as defined in the Transaction Agreement), and the remaining 50% will vest on the thirty (30) month anniversary following the Closing Date, subject to continued employment with the Company or one of its affiliates through each vesting date. Such Legacy Company Equity Awards shall be settled on the vesting date or as soon as practicable thereafter (but not more than five business days thereafter). For the avoidance of doubt, in the event the Executive’s employment is terminated without Cause or by the Executive with Good Reason on or prior to the thirty (30) month anniversary of the Closing Date, the Legacy Company Equity Awards will vest on the date of the Executive’s termination.

4.Employee Benefits. The Executive and/or the Executive’s dependents, as the case may be, shall participate in employee and executive retirement, medical, dental, vision, disability, group and/or executive life, accidental death and travel accident insurance, and similar benefit plans and programs of the Company, subject to the terms and conditions thereof, as in effect from time to time with respect generally to senior executives employed by the Company. The Executive shall be entitled to be paid these benefits upon termination in accordance with the terms of the applicable employee benefit plans, or, if not governed by ERISA, pursuant to the policies and practices of the Company as in effect from time to time with respect to senior executives employed by the Company. In addition, the Executive shall be entitled to personal use of the Company’s corporate aircraft in accordance with the policies of the Company in effect from time to time, up to a maximum of 20 hours per year.
5.Severance Pay. The Employment Term and the Executive’s employment hereunder may be terminated by either the Company or the Executive at any time and for any reason; provided that, unless otherwise provided herein, (i) the Executive shall be required to give the Company at least ninety (90) days’ advance written notice of the Executive’s intent to retire or otherwise terminate his employment, and (ii) the Company shall be required to give the Executive at least sixty (60) days’ advance written notice of the termination of the Executive’s employment for any reason other than for Cause. Should the Executive’s employment with the Company be terminated due to a Qualifying Termination that is not a Change in Control Termination, in addition to the Accrued Obligations, the Company agrees to pay or provide the following compensation and benefits during the severance period and the Executive shall have no further rights to any compensation or any other benefits from the Company:
a.Severance pay to the Executive in the form of a cash lump sum payment equal to the Executive’s annual Base Salary determined using the Executive’s then-current Base Salary (disregarding any reduction constituting Good Reason or any reduction made in the preceding six (6) month period), with such amount payable to the Executive on the sixtieth (60th) day after the termination date.
b.A prorated Annual Bonus for the year in which the Executive’s date of termination occurs based on the degree of achievement of goals under the bonus program in effect at the time of termination and the portion of the year elapsed as of the date of termination. The degree of achievement of goals shall be determined in accordance with the bonus program, except that should any goals be of a subjective nature, the degree of achievement therefore shall be determined by the Company in its sole discretion. Any such bonus amount shall be paid in a single, lump sum payment at the same time as Annual Bonuses for the year are paid to the Company’s officers generally. The Executive shall also receive any prior Annual Bonus which has been achieved and accrued, but not paid at the time of termination.
c.Subject to Section 11, during the twelve (12) month period of salary continuation described in (a) above, the Company shall pay for a portion of the health, dental, prescription drug and vision insurance continuation coverage (collectively “Medical Coverage”) to which the Executive is entitled under the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”) on behalf of the Executive, and as applicable, the Executive’s spouse and dependents, subject to the Executive’s timely election of COBRA healthcare continuation coverage. For such twelve (12) month period, the terminated the Executive shall be responsible to pay contributions for Medical Coverage provided under this Section 5(c) in the same amount as is charged to similar active employees for similar coverage, rather than the full COBRA premium amount, and the Company shall pay the remainder of the COBRA premium amount.
d.The Executive’s then-outstanding RSUs, PSUs or other equity-based or long-term cash incentive awards (including, but not limited to, any Company equity-based or long-term cash incentive awards granted in calendar year 2022), if any, shall remain subject to the vesting and forfeiture terms set forth in their award agreements (or the letter agreement dated January 4, 2021, by and between the Company and the Executive, as applicable (the “Letter Agreement”)); provided, however, that awards granted following the date of this Agreement shall continue to vest consistent with the terms of Section 3(d); and provided further, that with respect to any equity-based or long-term cash incentive award outstanding on the date of the Qualifying Termination, the Executive will receive no less than an additional 12 months of service credit.
e.For a period of up to six (6) months from the date of the Qualifying Termination, the Company shall provide outplacement services to the Executive that are comparable to other executives at this level who have terminated. Outplacement services shall be provided by an entity selected by the Company. The Executive shall use best efforts, consistent with the terms of Section 11, to become gainfully employed during the period the Executive is receiving benefits under this Agreement.
f.Notwithstanding the foregoing, should the Executive’s employment with the Company be terminated prior to May 31, 2024 due to a Qualifying Termination that is not a Change in Control Termination, in lieu of the cash severance payable under Section 5(a) of this Agreement but in addition to the other payments and benefits under Sections 5(b)-(e) of this Agreement, the Executive shall be entitled to severance pay in a cash lump sum payment equal to the product of (x) the sum of (i) the Executive’s Base Salary, plus (ii) the Annual Bonus paid to the Executive in the calendar year prior to the year in which the Qualifying Termination occurs, multiplied by (y) 2.5, with such amount payable to the Executive on the sixtieth (60th) day after the termination date; provided, however, that in no event shall the amount payable under this section 5(f) exceed the maximum amount payable under the Company’s Executive Officer Cash Severance Policy.
g.If amounts are payable under this Section 5, no additional amounts shall be payable under Section 7 of this Agreement (unless Section 6(a)(ii) becomes applicable), nor any other agreement between the parties, which shall include, and not be limited to, any Executive Severance and Change in Control Agreement as well as any severance pay plan generally maintained by the Company for its employees.
6.Change in Control. The Company shall pay to the Executive the severance described in Section 7 if the Executive experiences a Qualifying Termination that occurred under the circumstances described below (a “Change in Control Termination”):
a.On the day of, or within twenty-four (24) months after, the occurrence of a Change in Control; or
b.Prior to a Change in Control but at the request of any third party participating in or causing the Change in Control or during the one hundred twenty (120) day period prior to a Change in Control.
7.Change in Control Severance Pay. In the event of a Change in Control Termination, in addition to the Accrued Obligations, the Company agrees to provide the Executive the following:
a.Severance pay equal to the product of (x) the sum of (i) the Executive’s Base Salary, plus (ii) the average of the last two (2) Annual Bonuses paid to the Executive during the two (2) most recently completed full fiscal years of the Company, multiplied by (y) two (2). Such amount shall be paid in an undiscounted lump sum on the sixtieth (60th) day after the termination date. For purposes of calculating the amount of severance in this Section 7(a) and Section 7(b) due as a result of a Change in Control Termination, the Executive’s Base Salary shall be based on the highest amount of such Base Salary during the two (2) year period ending on the date of termination.

b.A prorated Target Bonus for the year in which such termination occurs, paid in an undiscounted lump sum on the sixtieth (60th) day after the termination date.
c.During the eighteen (18) month period following the Change in Control Termination, the Company shall pay for the Executive’s entire Medical Coverage to which the Executive is entitled under COBRA. If the Company purchased a life insurance policy for the benefit of the Executive’s beneficiaries prior to the Change in Control, the Company shall continue to maintain and pay all expenses associated with the corporate-owned life insurance policy for the remainder of the Executive’s life.
d.Any RSUs, PSUs or other equity-based awards that were outstanding immediately prior to the Change in Control Termination shall, to the extent not then vested, fully vest and become exercisable as of the date of the Change in Control Termination and the Executive shall have the right to exercise any such stock option or stock appreciation right until the earlier to occur of (i) one (1) year from the date of the Change in Control Termination and (ii) the expiration date of such stock option or stock appreciation right or other equity-based award as set forth in the agreement evidencing such award. Any PSUs that were outstanding immediately prior to the Change in Control Termination shall vest at the greater of the actual performance level at the time of the Change in Control event or at target performance level, in each case, without pro-ration.
e.If amounts are payable under this Section 7, no amounts shall be payable under Section 5 of this Agreement, nor any other agreement between the parties, which shall include, and not be limited to, any Executive Severance and Change in Control Agreement as well as any severance pay plan generally maintained by the Company for its employees. Notwithstanding the foregoing, the amounts payable pursuant to this Section 7 shall be reduced by any amounts previously paid to the Executive pursuant to Section 5 and no duplication of payments shall occur.
8.Adjustments. If, for any reason, any part or all of the amounts payable to the Executive under this Agreement (or otherwise, if such amounts are in the nature of compensation paid or payable by the Company or any of its subsidiaries after there has been a Change in Control) (collectively “Total Payments”) are deemed to be “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code or any successor or similar provision, and would be subject to the excise tax imposed by Section 4999 of the Code or any successor or similar provision, such Total Payments shall be reduced to the extent necessary such that no amounts paid or payable to the Executive shall be deemed excess parachute payments subject to excise tax under Section 4999 of the Code; provided, however, that no such reduction shall occur if (i) the net amount of such Total Payments as so reduced (and after subtracting the net amount of federal, state and local income taxes on such reduced Total Payments) is less than (ii) the net amount of such Total Payments without such reduction (but after subtracting the net amount of federal, state and local income taxes on such unreduced Total Payments and the amount of excise taxes to which the Executive would be subject in respect of such unreduced Total Payments). All determinations required to be made under this Section 8 and the assumptions to be utilized in arriving at such determination shall be made by an independent, nationally recognized accounting firm designated by the Company prior to the Change in Control (the “Auditor”). The Auditor shall provide detailed supporting calculations to both the Company and the Executive within fifteen (15) business days of the receipt of notice from the Executive or the Company that there has been a payment, or such earlier time as is requested by the Company. All fees and expenses of the Auditor shall be paid by the Company. All determinations made by the Auditor shall be binding upon the Company and the Executive.

9.Cooperation. The parties agree that certain matters in which the Executive shall be involved during the Employment Term may necessitate the Executive’s cooperation in the future. Accordingly, during the 24-month period following the termination of the Executive’s employment for any reason, to the extent reasonably requested by the Board, the Executive shall cooperate with the Company to provide truthful information in connection with matters arising out of the Executive’s service to the Company; provided that, such cooperation shall be subject to the Executive’s personal and business commitments, the Company shall make reasonable efforts to minimize disruption of the Executive’s other activities and the Executive shall receive reasonable compensation, as to be agreed by the parties, for the Executive’s cooperation in excess of eight (8) hours per month. The Company shall reimburse Executive for all reasonable expenses incurred in connection with cooperation including travel costs, and if determined in good faith to be reasonably appropriate by the Executive, the reasonable fees incurred by independent counsel for the Executive (subject to the good faith prior approval of the Company’s general counsel). The Executive shall not be required to cooperate against his own legal interests or those of a subsequent employer or business partner.
10.Conditions. Any payments or benefits made or provided pursuant to this Agreement are subject to the Executive’s:
i.compliance in all material respects with the provisions of Section 11 hereof (provided, that, the Company shall provide the Executive with written notice of any such failure to comply and not less than thirty (30) days to cure, if curable);
ii.with respect to payments under Sections 5, 7 and the last sentence of 3(d), delivery to the Company, within 45 days following the Executive’s termination date, of an executed full and complete release of claims, in the form attached hereto as Exhibit A, with such terms as needed under then applicable law to give full effect to its intent and purpose (the “Release”); and
iii.delivery to the Company of a resignation from all offices, directorships and fiduciary positions with the Company, its affiliates and employee benefit plans.
Notwithstanding the due date of any post-employment payments, any amounts due under this Agreement shall not be due until after the expiration of any revocation period applicable to the Release. Nevertheless, upon any termination of the Executive’s employment, the Executive shall be entitled to receive the Accrued Obligations, payable within thirty (30) days after the date of termination or in accordance with the applicable plan, program or policy.
11.Executive’s Covenants. The Executive acknowledges that the above consideration, absent this Agreement, is beyond what the Company is obligated to pay. In consideration for the Executive’s employment, the opportunity for the payments and benefits specified in this Agreement, and the Company allowing the Executive to have access (or continue to have access) to the Company’s or its Affiliates’ Confidential Information, the Executive agrees to the following, which shall continue to apply in the event the Executive’s employment is terminated by either party for any reason, whether voluntary or involuntary and whether with or without Cause or with or without Good Reason.

a.Confidential Information. As used in this Section 11, “Confidential Information” shall mean the Company’s and the Affiliates’ trade secrets and other non-public proprietary information relating to the Company and the Affiliates or the business of the Company and the Affiliates, including, but not limited to, information relating to financial statements, customer lists and customer information, employee skills and compensation, employee data, supplier lists and supplier information, vendor lists and vendor information, acquisition targets, servicing methods, equipment, programs, strategies and information, analyses, marketing plans and strategies, new and proposed product plans; pricing, profit margins, financial, promotional, marketing, training or operational information, customer lists and customer information, and other information developed or used by the Company that is not known generally to the public or the industry. Confidential Information shall not include any information that is in the public domain or becomes known in the public domain through no wrongful act on the part of the Executive.
b.Non-Disclosure. The Executive agrees that the Confidential Information is a valuable, special and unique asset of the Company’s business, that such Confidential Information is important to the Company and the effective operation of the Company’s business. As such and in addition to the other restrictions contained in this Section 11, the Executive shall not, either during the Executive’s employment with the Company and at all times thereafter, directly or indirectly use, disclose, divulge or communicate in any fashion, form or manner to any person, firm, partnership, corporation or other entity, or use for the Executive’s own benefit, any trade secrets (whether patentable or not) or any Confidential Information except to the limited extent that such disclosure or use is both authorized and reasonably required in connection with the Executive’s employment. Notwithstanding the foregoing provisions of Section 11(b), the Executive may disclose information if required by applicable law or a court order or subpoena requested by a governmental or self-regulatory organization or as reasonably necessary in connection with any legal process between Executive and the Company or any of its subsidiaries or Affiliates, except that (i) in the case of disclosure required by law, court order or subpoena, to the extent legally permitted, the Executive shall inform the Company immediately upon becoming aware of the requirement to disclose or, if applicable, upon receipt of the court order or subpoena, and, to the extent legally permitted, shall not disclose until the Company has had a reasonable opportunity to review and object to such disclosure; and (ii) in the case of disclosure in connection with any legal process, the Executive shall only be permitted to disclose to the parties to the legal process, and then only as may be consistent with any confidentiality stipulation or protective order as may be in effect in such legal process. The Company shall reimburse the Executive for all reasonable legal costs incurred in complying with the foregoing sentence.
i.Defend Trade Secrets Act Notice to Executive. Notwithstanding the foregoing and any other terms of this Agreement, the Executive will not be held criminally or civilly liable under any Federal or State trade secret law for the disclosure of a trade secret that: (A) is made (i) in confidence to a Federal, State, or local government official, either directly or indirectly, or to an attorney, and (ii) solely for the purpose of reporting or investigating a suspected violation of law; or (B) is made in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal. In addition, if the Executive files a lawsuit for retaliation by the Company or any of its Affiliates for reporting a suspected violation of law, the Executive may disclose the trade secret to Employee’s attorney and use the trade secret information in the court proceeding if the Executive files any document containing the trade secret under seal and does not disclose the trade secret except pursuant to court order.

c.Property of Company. Any Confidential Information, and all other business information or documents, shall be and remain solely and exclusively the property of the Company and/or its Affiliates. During his or her employment, the Executive shall not remove from the property or premises of the Company or its Affiliates any Confidential Information or any other documents or data relating to the business, work, services or sales of the Company and/or its Affiliates, or copies thereof, unless authorized by the Company and/or its Affiliates and required for the Executive to perform his or her employment duties. Upon the termination of the Executive’s employment regardless of whether such termination is with or without Cause or with or without Good Reason, or at any other time requested by the Company or its Affiliates, the Executive shall promptly deliver all documents, files, devices and other items (whether maintained in electronic or hard copy format) obtained in the course of his or her employment, whether or not the Executive believes such items constitute or contain Confidential Information, and without retaining any copies, notes, or excerpts thereof. Notwithstanding the foregoing, the Executive may retain the Executive’s contacts, calendars, personal correspondence, and all information and documentation reasonably needed for the Executive’s personal tax return preparation purposes.
d.Non-Competition; Non-Solicitation.
i.During the Employment Term and for twelve (12) months after the termination of the Executive’s employment with the Company (including any parent, subsidiary, Affiliate or division of the Company) for any reason whatsoever, whether voluntary or involuntary and whether with or without Cause or with or without Good Reason, the Executive shall not directly or indirectly counsel, advise, consult, be employed or otherwise engaged, in each case, in a strategic, managerial or executive role, by or with any entity or enterprise (“Competitor”) that competes, or that intends or plans to compete with (A) any area of business in which the Company or any Affiliate is engaged, and in which the Executive was engaged, participated in or about which the Executive learned Confidential Information during the Executive’s last thirty-six (36) months of employment, or (B) any other area of business for which the Company or any Affiliate has taken substantial steps towards becoming engaged, and in which the Executive was engaged, participated in or about which the Executive learned Confidential Information during the Executive’s last 36 months of employment. Because the Company and its Affiliates engage in business nationwide, the obligations under this Section 11(d) shall apply nationwide (anywhere in the United States). Notwithstanding the foregoing, Executive shall not violate this provision by providing services to a unit, division, subsidiary or affiliate of a Competitor which otherwise engages in activities competitive with the business activities of the Company if such unit, division, subsidiary or affiliate for which Executive provides services does not engage in such business activities.

ii.During the Employment Term and for the period of twelve (12) months immediately after the termination of the Executive’s employment with the Company (or any parent, subsidiary, affiliate or division of the Company) for any reason whatsoever, and whether voluntary or involuntary, and whether with or without Cause or with or without Good Reason (the “Restricted Period”), the Executive shall not, either directly or indirectly, either for the Executive or for any other person, firm, company or corporation, call upon, solicit, divert, or take away, or attempt to solicit, divert or take away any of the customers, prospective customers, business, providers, vendors or suppliers of the Company or any Affiliate that (at any time during the last three years of the Executive’s employment) the Executive had dealings with, or responsibility for, or about which the Executive had access to the Company’s (or any Affiliate’s) Confidential Information or such customers’, providers’, vendors’ or suppliers’ confidential information.
iii.The Executive shall not, at any time during the Restricted Period, without the prior written consent of the Company, (1) directly or indirectly, solicit, recruit, divert from the Company, hire, or employ (whether as an employee, officer, director, agent, consultant or independent contractor) any person who was or is at any time during the previous six (6) months an employee, representative, officer or director of the Company or any Affiliate; or (2) take any action to encourage or induce any employee, representative, officer or director of the Company or any Affiliate to cease their relationship with the Company or any Affiliate for any reason. Notwithstanding the foregoing, the Executive shall not violate this covenant by advertising not specifically targeted at any of the Company’s employees and serving as a reference upon request.
e.Non-Disparagement. During and after the Employment Term, the Executive agrees not to make any statement that criticizes, ridicules, disparages, or is otherwise derogatory of the Company; provided, however, that nothing in this Agreement shall restrict the Executive from making truthful statements (a) when required by law, subpoena, court order or the like; (b) when requested by a governmental, regulatory, or similar body or entity; (c) in confidence to a professional advisor for the purpose of securing professional advice; (d) in the course of performing the Executive’s duties during the Employment Term; (e) pursuant to legal process between the Executive and the Company; or (f) as reasonably necessary to correct false or misleading statements made by the Company about the Executive. In addition, the Company will instruct its executive officers and the Board not to disparage the Executive, directly or indirectly, to any person or entity.
f.Enforcement. If any of the provisions or subparts of this Section 11 shall be held to be invalid or unenforceable by a court or arbitrator, the remaining provisions or subparts thereof shall nevertheless continue to be valid and enforceable according to their terms. Further, if any restriction contained in the provisions or subparts of this Section 11 is held to be overbroad or unreasonable as written (for example, in scope of activities restricted, duration, or geographic reach), the parties agree that such court or arbitrator shall modify such provisions in a manner to reflect the maximum period, scope or geographical area deemed reasonable and enforceable by the court or arbitrator, and such provisions, as modified, shall be fully enforceable as though set forth herein. Any such modification shall not affect the other provisions or clauses of this Agreement in any respect.

g.Remedies for Breach.
i.Because the Executive’s services are unique and because the Executive has access to the Company’s and its Affiliates’ Confidential Information, the parties agree that any breach or threatened breach of this Section 11 shall cause irreparable harm to the Company and/or its Affiliates and that money damages alone would be an inadequate remedy. The parties therefore agree that, in the event of any breach or threatened breach of this Section 11, and in addition to all other rights and remedies available to it under this Agreement or otherwise, and whether in equity or at law, the Company and/or its Affiliates may apply for specific performance and/or injunctive or other relief, without a bond, in order to enforce or prevent any violations of the provisions of this Section 11.
ii.The Executive acknowledges and understands that, but for agreeing to be bound to the provisions of this Section 11, the Executive would not be entitled to receive the benefits and payments promised by the Company pursuant to Section 5, including all subparts thereto. The Executive agrees that any breach of this Section 11 during the twelve (12) month period following a Qualifying Termination would constitute a material breach of this Agreement and subjects the Executive to the forfeiture of all the aggregate after-tax proceeds of payments made pursuant to Section 5 of this Agreement (taking into account all amounts of tax that would be recoverable upon a claim of loss for payment of such proceeds in the year of repayment). The Company expressly reserves the right to pursue all other legal and equitable remedies available to it by virtue of any breach of this Section 11, including without limitation injunctive relief as provided in Section 11(g)(i) above.
iii.The Executive acknowledges and agrees that the remedies provided for in this Section 11(g) are cumulative and not exclusive of any and other remedies available under this Agreement or otherwise, and whether in equity or at law, including other remedies provided under agreements related to bonuses and equity and equity-based awards. In that regard, the Executive acknowledges and agrees that, while the forfeiture of payments and benefits referenced in Section 11(g) is appropriate in the event of a breach of Section 11, injunctive relief to prevent a continuing breach would still be necessary to give the Company an adequate remedy.
h.Survival. The provisions of this Section 11 shall survive and continue in full force in accordance with their terms notwithstanding any termination of this Agreement or any termination of the Executive’s employment for any reason (whether voluntary or involuntary).
12.Dispute Resolution. Except with respect to any claims by either Party for or concerning temporary and/or preliminary injunctive relief as it relates to the specific performance of the restrictions set forth in Section 11(a) through 11(f) of this Agreement, any disputes under this Agreement shall, at the election of the Executive or the Company, be settled by arbitration in St. Louis, Missouri, in accordance with the Arbitration Rules of the American Arbitration Association for employment disputes, as modified herein, as determined by a panel of St. Louis arbitrators. Unless otherwise agreed, the arbitration shall be conducted within sixty (60) days of submission to arbitration and a decision shall be rendered within thirty (30) days of the conclusion of the arbitration hearing. Otherwise, any such dispute shall be resolved by a state court sitting in St. Louis County, Missouri or a Federal court sitting in St. Louis, Missouri, as described in Section 16.

13.Definitions. For purposes of this Agreement, the following terms shall have the definitions as set forth below:
a.“Affiliate” shall mean each and every direct or indirect parent or subsidiary of the Company, as well as any entity that is under common control with the Company.
b.“Accrued Obligations” shall mean, as of the date of termination, the sum of (A) the Executive’s then-current Base Salary (disregarding any reduction constituting Good Reason) through the date of termination to the extent not theretofore paid, (B) any vacation pay, sick pay and expense reimbursements earned and accrued by the Executive as of the date of termination to the extent not theretofore paid, (C) any rights, entitlements or benefits to which the Executive is or becomes (or the Executive’s dependents are or become) entitled in accordance with the terms of any Company employee benefit plan or program. and (D) any accrued but unpaid Annual Bonus in respect of any prior completed fiscal year. For the purpose of this definition of “Accrued Obligations,” except as provided in the applicable plan, program or policy, amounts shall be deemed to accrue ratably over the period during which they are earned, but no discretionary compensation shall be deemed earned or accrued until it is specifically approved by the Board or a designee in accordance with the applicable plan, program or policy. In no event shall Accrued Obligations include any RSUs or PSUs outstanding. For the avoidance of doubt, if the Executive is terminated for any reason other than a Qualifying Termination the Executive shall only be entitled to Accrued Obligations, plus the benefits set forth in the last sentence of Section 3(d) to the extent applicable.
c.“Cause” shall mean acts or omissions that are (i) criminal, dishonest or fraudulent or constitute willful misconduct that adversely affects the reputation of the Company (including any parent, subsidiary, Affiliate or division of the Company), other than Limited Vicarious Liability (as defined below); (ii) acts or omissions that could reasonably be expected to expose the Company or any parent, subsidiary, Affiliate or division of the Company to liability for illegal harassment or discrimination in employment; (iii) material breaches of this Agreement, which breaches if curable are not cured within thirty (30) days following written notice from the Company; or (iv) willful and repeated refusal to perform, or willful and repeated failure to undertake good faith efforts to perform, substantially the duties of the Executive’s employment, which non-performance has continued for thirty (30) days following the Executive’s receipt of written notice from the Chief Executive Officer or the Board of such non-performance; provided, that, poor performance shall not in and of itself constitute Cause. No action or inaction shall be treated as willful unless done or not done in bad faith and without an objectively reasonable belief it was in the best interests of the Company or any parent, subsidiary, Affiliate or division of the Company. Poor performance shall not in and of itself constitute Cause. Cause shall not occur as a result of actions or inactions based upon directions from the Board or advice of counsel to the Company. The Executive shall not be terminated for Cause absent a resolution by the Board and the opportunity to be heard (with his counsel present if he so elects) before the Board. For purposes of this Section 13(c), “Limited Vicarious Liability” shall mean any liability which is (A) based on acts of the Company for which the Executive is responsible solely as a result of his office(s) with the Company and (B) provided that (1) he was not directly involved in such acts and either had no prior knowledge of such intended actions or promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability or (2) he did not have a reasonable basis to believe that a law was being violated by such acts.
d.“Change in Control” shall mean the first to occur of any of the following; provided, that for any distribution that is subject to Section 409A of the Code, a Change in Control under this Agreement shall be deemed to occur only if such event also satisfies the requirements under Treas. Regs. Section 1.409A-3(i)(5):

i.any Person (as defined in section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as such term is modified in sections 13(d) and 14(d) of the Exchange Act), excluding a group of persons including the Executive , is or becomes the “beneficial owner” (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of the Company representing forty percent (40%) or more of the combined voting power of the Company’s then-outstanding securities;
ii.individuals who, as of January 1, 2023, constituted the Board (the “Incumbent Board”), cease for any reason to constitute a majority thereof (provided, however, that an individual becoming a director subsequent to January 1, 2023 whose election, or nomination for election by the Company’s stockholders, was approved by at least a majority of the directors then comprising the Incumbent Board shall be included within the definition of Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of either an actual election contest (or such terms used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board); or
iii.the stockholders of the Company consummate a merger or consolidation of the Company with any other corporation, other than a merger or consolidation that would result in (x) the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity (i.e., the ultimate parent entity if one exists)) at least fifty percent (50%) of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation and (y) the members of the board of directors of the Company as of the time of the Board’s approval of the execution of the initial agreement providing for such merger or consolidation continuing to represent a majority of the board of directors of the Company or such surviving entity (i.e., the ultimate parent entity if one exists) immediately after such merger or consolidation.
e.“Code” shall mean the Internal Revenue Code of 1986, as amended.
f.“Disability” means the disability of the Executive as defined in Section 409A(a)(2)(C) of the Code.
g.“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

h.“Good Reason” shall mean without the Executive’s express written consent (i) a reduction in the Executive’s Base Salary or Annual Bonus or aggregate annual compensation opportunity, as compared to such amounts in the prior calendar year (or during the first calendar year of the Employment Term as compared to 2023), other than, prior to a Change in Control, any reduction solely to Base Salary that is also applicable in a substantially similar manner and proportion to the other senior executives of the Company generally, that is not in excess of an aggregate 10%, (ii) a material adverse change in the Executive’s title or position with the Company or the nature or scope of the Executive’s duties during the Employment Term, as in place immediately following the execution of this Agreement, or the Executive no longer reports solely and directly to the Chief Executive Officer, (iii) a demand by the Company during the Employment Term, as defined in Section 1, that the Executive relocate outside of the location at which the Executive was primarily working at the time of such demand, or (iv) a material breach by the Company or its Affiliates of this Agreement or any material compensation agreement. In order to effectuate a resignation with Good Reason, the Executive must provide written notice to the Company of the existence of Good Reason no later than ninety (90) days after the Executive’s knowledge of its initial existence, the Company shall have a period of thirty (30) days following its receipt of such written notice during which it may remedy in all material respects the Good Reason condition identified in such written notice. If the Company fails to remedy in all material respects such Good Reason condition, the Executive shall be permitted to terminate with Good Reason during the thirty (30) day period following the foregoing cure period.
i.“Qualifying Termination” shall mean a termination of the Executive’s employment (a) by the Company without Cause, (b) by the Executive for Good Reason, or (c) due to death or Disability.
14.No Mitigation; Limited Offset. In no event shall the Executive be obligated to seek other employment or take other action by way of mitigation of the amounts payable to the Executive hereunder, and such amounts shall not be reduced regardless whether the Executive obtains other employment.
15.Reformation. Except as otherwise set forth in Section 11 of this Agreement, if any provision(s) of this Agreement shall be found invalid, illegal, or unenforceable, in whole or in part, then such provision(s) shall be deemed to be modified or restricted to the extent and in the manner necessary to render the same valid and enforceable or shall be deemed excised from this Agreement, as the case may require, and this Agreement shall be construed and enforced to the maximum extent permitted by law, as if such provision(s) had been originally incorporated herein as so modified or restricted or as if such provision(s) had not been originally incorporated herein, as the case may be.
16.Governing Law; Venue for Disputes. This Agreement shall be governed under the internal laws of the State of Missouri, without regard to its conflict of law principles. The Executive agrees that, except as otherwise set forth in Section 12 above, the exclusive venue and jurisdiction for any litigation concerning the enforcement or enforceability of the terms of this Agreement, or for any litigation that in any way arises out of this Agreement or the Executive’s employment with the Company or any Affiliate, shall be the St. Louis County Circuit Court, in the State of Missouri or, if the federal court has subject matter jurisdiction (and at the option of the party pursuing the claim), in the United States District Court for the Eastern District of Missouri, and the Executive hereby: (a) submits to the personal jurisdiction of such courts; (b) consents to the service of process in connection with any action, suit, or proceeding against the Executive; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction, venue or service of process.

17.Conflict. If any provision of this Agreement conflicts with any other agreement, policy, plan, practice or other the Company document, then the provisions of this Agreement shall control. This Agreement shall supersede any prior agreement, including any Executive Severance and Change in Control Agreement, between the Executive and the Company with respect to the subject matter contained herein and may be amended only by a writing signed by an officer of the Company and the Executive.
18.Code Section 409A. To the extent applicable, it is intended that the payment of the benefits, severance, incentive compensation and/or equity compensation provided under this Agreement shall comply with or be exempt from the provisions of Section 409A of the Code, and this Agreement shall be construed and applied in a manner consistent with this intent. In the event any payment or benefit under this Agreement is determined by the Company to be in the nature of deferred compensation, the Company and the Executive hereby agree to take such actions, not otherwise provided herein, as may be mutually agreed between the parties to ensure that such payments remain exempt from or in compliance with the applicable provisions of Section 409A of the Code and the Treasury Regulations thereunder. Notwithstanding any provision of this Agreement to the contrary, if the Executive is a “specified employee” within the meaning of Section 409A, any payments due upon a termination of the Executive’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Section 409A and which does not otherwise qualify under the exemptions under Treasury Regulation Section 1.409A-1 (including without limitation, the short-term deferral exemption or the permitted payments under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (i) the date which is six months after the Executive’s “separation from service” (as such term is defined in Section 409A and the Regulations and the other published guidance thereunder) for any reason other than death, and (ii) the date of the Executive’s death. To the extent that any payment or benefit under this Agreement is modified by reason of this Section 19, it shall be modified in a manner that complies with Section 409A and preserves to the maximum possible extent the economic costs or value thereof (as applies) to the respective parties (determined on a pre-tax basis).
19.Withholding. The Company shall have the right to withhold from any amount payable hereunder any Federal, state, and local taxes in order that the Company satisfies any required withholding tax obligation it may have under any applicable law or regulation.
20.Assignment. This Agreement shall be binding upon and inure to the benefit of the Company and any successor or assign of the Company, including (without limitation) any corporation or other entity that may acquire all or substantially all of the assets of the Company, or with or into which the Company may be merged or consolidated, and any such successor or assign shall be deemed substituted for Employer under the provisions hereof; provided, that, if the Company assigns this Agreement to an Affiliate it shall remain secondarily liable . The Executive further hereby consents to the assignment of this Agreement by the Company and waives any assertion or claim that the Executive’s contemporaneous consent for such an assignment is needed for the assignment to be effective. The Executive shall not be permitted to assign the Executive’s rights or obligations under this Agreement.
21.Third-Party Beneficiaries. The Executive acknowledges and agrees that, if the Executive provides any material services to, or receives any material confidential information concerning, any Affiliate of the Company, such other Affiliate(s) of the Company shall be deemed a third-party beneficiary of the Executive’s obligations under Section 11(a) of this Agreement and shall be permitted to enforce Section 11(a) of this Agreement against the Executive as if such Affiliate(s) were the Company hereunder.

22.Entire Agreement. Except as otherwise referenced herein, this Agreement constitutes the entire agreement of the parties and is the complete, final, and exclusive embodiment of their agreement with regard to this subject matter, and will supersede all prior agreements, understandings, discussions, negotiations and undertakings, whether written or oral, between the parties with respect to the subject matter hereof, including (i) the employment agreement, dated October 31, 2019, by and between Magellan Health Inc. and the Executive, and (ii) the Letter Agreement. No modification, amendment, or waiver of any of the provisions of this Agreement shall be effective or binding unless set forth in a writing signed by the parties hereto and specifically referring to this Agreement. Unless otherwise specifically agreed by the Executive and the Company in writing following the date hereof, the definitions of Cause, Good Reason and Disability set forth herein shall replace the definitions of those terms applicable to the Executive in any other agreement between the Company and the Executive or any Company plan applicable to the Executive and the restrictive covenants set forth in Section 11 herein shall replace the restrictive covenants applicable to the Executive with respect to any Company equity award or other plan or agreement.
23.Counterparts. This Agreement may be executed in one or more counterparts, which together shall constitute a valid and binding agreement.
[Signature Page Follows]

IN WITNESS WHEREOF, the Executive and the Company, by its duly authorized representatives, have executed this Agreement effective as of the date set forth below.

EXECUTIVE	CENTENE CORPORATION

/s/ Kenneth Fasola	By: /s/ Sarah M. London
Kenneth Fasola	Name: Sarah M. London
Title: Chief Executive Officer

February 20, 2023	February 20, 2023
Date	Date

EXHIBIT A

FORM OF GENERAL RELEASE OF ALL CLAIMS
THIS GENERAL RELEASE OF ALL CLAIMS (this “General Release”), dated as of ________, is made by and between Kenneth Fasola (“Executive”) and Centene Corporation (together with its successors and assigns, the “Company”).
WHEREAS, the Company and Executive are parties to that certain Employment Agreement, dated as of [DATE] (the “Employment Agreement”);
WHEREAS, Executive’s employment with the Company has been terminated and Executive is entitled to receive severance and other benefits, as set forth in Section 5 of the Employment Agreement subject to the execution of this General Release;
WHEREAS, in consideration for Executive’s signing of this General Release, the Company will provide Executive with such severance and benefits pursuant to the Employment Agreement; and
WHEREAS, except as otherwise expressly set forth herein, the parties hereto intend that this General Release shall effect a full satisfaction and release of the obligations described herein owed to Executive by the Company.
NOW, THEREFORE, in consideration of the premises, the mutual covenants of the parties hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:
1.Executive, for Executive, Executive’s spouse, heirs, administrators, children, representatives, executors, successors, assigns, and all other individuals and entities claiming through Executive, if any (collectively, the “Executive Releasers”), does hereby release, waive, and forever discharge the Company and each of its respective agents, subsidiaries, parents, affiliates, related organizations, employees, officers, directors, attorneys, successors, and assigns in their capacities as such (collectively, the “Employer Releasees”) from, and does fully waive any obligations of Employer Releasees to Executive Releasers for, any and all liability, actions, charges, causes of action, demands, damages, or claims for relief, remuneration, sums of money, accounts or expenses (including attorneys’ fees and costs) of any kind whatsoever, whether known or unknown or contingent or absolute, which heretofore has been or which hereafter may be suffered or sustained, directly or indirectly, by Executive Releasers in consequence of, arising out of, or in any way relating to: (a) Executive’s employment with the Company; (b) the termination of Executive’s employment with the Company; (c) the Employment Agreement; or (d) any events relating to Executive’s employment occurring on or prior to the date of this General Release. The foregoing release, discharge and waiver includes, but is not limited to, all waivable claims and any obligations or causes of action arising from such claims, under common law including wrongful or retaliatory discharge, breach of contract (including but not limited to any claims under the Employment Agreement other than claims for unpaid severance benefits, bonus or salary earned thereunder) and any action arising in tort including libel, slander, defamation or intentional infliction of emotional distress, and claims under any federal, state or local statute including the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866 and 1871 (42 U.S.C. § 1981), the National Labor Relations Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act of 1990, the Rehabilitation Act of 1973, or the discrimination or employment laws of any state or municipality, and/or any claims under any express or implied contract which Executive Releasers may claim existed with Employer

Releasees. This also includes a release of any claims for wrongful discharge and all other claims for alleged physical or personal injury, emotional distress relating to or arising out of Executive’s employment with the Company or any of its subsidiaries or affiliates or the termination of that employment; and any claims under the WARN Act or any similar law, which requires, among other things, that advance notice be given of certain work force reductions. Notwithstanding anything contained in this Section 1 above to the contrary, nothing contained in herein shall constitute a release by any Executive Releaser of any of his, her or its rights or remedies available to him, her or it, at law or in equity, related to, on account of, in connection with or in any way pertaining to the enforcement of: (i) any right to indemnification, advancement of legal fees or directors and officers liability insurance coverage existing under the constituent documents of the Company or applicable state corporate, limited liability company and partnership statutes or pursuant to any agreement, plan or arrangement; (ii) any rights to the receipt of health, welfare or qualified retirement benefits which vested on or prior to the date of this General Release; (iii) the right to continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act; (iv) the right to receive worker’s compensation, or (v) this General Release or any of its terms or conditions.
2.Excluded from this General Release and waiver are any claims which cannot be waived by applicable law, including but not limited to the right to participate in an investigation conducted by certain government agencies. Executive does, however, waive Executive’s right to any monetary recovery should any government agency (such as the Equal Employment Opportunity Commission) pursue any claims on Executive’s behalf. Executive represents and warrants that Executive has not filed any complaint, charge, or lawsuit against the Employer Releasees with any government agency or any court.
3.Executive agrees never to seek personal recovery from any Employer Releasee in any forum for any claim covered by the above waiver and release language, except that Executive may bring a claim under the ADEA to challenge this General Release. If Executive violates this General Release by suing an Employer Releasee, then Executive shall be liable to the Employer Releasee so sued for such Employer Releasee’s reasonable attorneys’ fees and other litigation costs incurred in defending against such a suit; except that to the extent such suit includes claims under the ADEA or other claims that are excluded from the release set forth in Section 1 hereof, the Executive shall not be liable for paying for the attorneys’ fees and costs associated with such ADEA or other excluded claims. Nothing in this General Release is intended to reflect any party’s belief that Executive’s waiver of claims under ADEA is invalid or unenforceable, it being the intent of the parties that such claims are waived.
4.Each party agrees that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by any party of any improper or unlawful conduct.
5.Each party acknowledges and recites that he or it has:
i. executed this General Release knowingly and voluntarily;
ii. had a reasonable opportunity to consider this General Release;
iii. read and understands this General Release in its entirety;
iv. been advised and directed orally and in writing (and this subparagraph (d) constitutes such written direction) to seek legal counsel and any other advice such party wishes with respect to the terms of this General Release before executing it; and

v. relied solely on such party’s own judgment, belief and knowledge, and such advice as such party may have received from such party’s legal counsel.
6.Section 12 of the Employment Agreement, which shall survive the expiration of the Employment Agreement for this purpose, shall apply to any dispute with regard to this General Release.
7.Executive acknowledges and agrees that (a) Executive’s execution of this General Release has not been forced by any employee or agent of the Company, and Executive has had an opportunity to negotiate the terms of this General Release; and (b) Executive has been offered twenty-one (21) calendar days after receipt of this General Release to consider its terms before executing it. Executive shall have seven (7) calendar days from the date he executes this General Release to revoke Executive’s waiver of any ADEA claims by providing written notice of the revocation to the Company. Such notice shall not be effective unless it is received by the Company within such seven-day period, and provided by the Executive (i) by personal delivery to the CEO or such other individual as may be identified by the Company at the time of Executive’s termination, or (ii) by FedEx or other nationally recognized overnight delivery service, or by first class mail with charges or postage prepaid and return receipt requested, in each case properly addressed to the Company at its principal office, or (iii) by such other method as may be designated by the Company at the time of Executive’s termination (for example, DocuSign or pdf attachment to email).
8.Capitalized terms used but not defined in this General Release have the meanings ascribed to such terms in the Employment Agreement.
9.This General Release may be executed by the parties in one or more counterparts, each of which shall be an original and all of which shall together constitute one and the same instrument. Each counterpart may be delivered by facsimile transmission or e-mail (as a .pdf, .tif or similar un-editable attachment), which transmission shall be deemed delivery of an originally executed counterpart hereof.

IN WITNESS WHEREOF, the parties hereto have executed this General Release as of the day and year first above written.
CENTENE CORPORATION

By:
Name:
Title:
EXECUTIVE

By:
Kenneth Fasola
20